Filed by Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Growth Fund)
pursuant to Rule 425 of the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6 under the
Securities and Exchange Act of 1934, as amended

Subject Company:
Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Focused Growth Fund)
Commission File No. 333-223942

I wanted to make you aware that your client, [CLIENT NAME], is an owner of the Lord Abbett Multi-Asset Focused Growth Fund, and has not yet voted their shares in the proxy to merge the Fund into the Lord Abbett Multi-Asset Growth Fund. Proxy voting concludes on Thursday, June 28, and your client’s vote is very important to us.

We believe that your client may benefit from the lower expenses and greater portfolio diversification that may be achieved through the merger of these similar funds. The Board of Trustees believes these proposals are in the best interests of your client, and unanimously recommends that shareholders vote FOR the proposals.

Your client should have received voting information in the mail, but may also vote via telephone by calling our proxy vendor at 866-525-2664. Again, your client’s vote is extremely important to us. Thank you.

The proxy materials sent to you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Prospectus/Proxy Statement and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Prospectus/Proxy Statement and other documents filed with the SEC can be obtained by calling 1-888-522-2388 or visiting www.lordabbett.com.

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